EXHIBIT 99.1

FreeSeas Inc. Announces 2009 First Quarter Financial Results

 First Quarter 2009 Financial Highlights
  *  Operating revenues of $17.6 million, an increase of 103%
     year-over-year
  *  Net income of $6.2 million, or $0.29 earnings per share, basic and diluted
  *  Adjusted EBITDA of $11.9 million
  *  Cash flow from operations of $8.7 million

 First Quarter 2009 Operating Highlights
  *  Nine Handysize / Handymax vessels owned and operated during the period, earning an average Time Charter Equivalent, or
     TCE, of $20,334 per day
  *  Fleet utilization of 99.9%

PIRAEUS, Greece, May 28, 2009 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry bulk cargoes through the ownership and operation of a fleet of seven Handysize vessels and two Handymax vessels, today announced financial results for its first quarter ended March 31, 2009.

Mr. Ion Varouxakis, President and CEO of FreeSeas, stated, "We are very pleased with the Company's successful execution throughout a challenging period in our industry, which we feel also reflects our flexibility as a smaller company and unique position as a Handysize owner. We have nine vessels with a balanced charter strategy, solid relationships with our lenders, and lean and efficient operations. We have placed considerable focus on maintaining a streamlined, cost-efficient infrastructure, without compromising the safety of our crews, the maintenance standards and the quality of our service or ability to secure new charters. These efforts were reflected in our first quarter results, as we reduced daily operating expenses by 38.7% and daily general and administrative expenses by 40.3%, on a per vessel basis. As a result, we substantially improved our operating and net margins in the first quarter of 2009 when compared to the first quarter of 2008, and produced $8.7 million in cash from operations during the period."

2009 First Quarter Financial Review

To facilitate an understanding of FreeSeas, a summary of financial results is included below:

 In USD thousands, except share numbers and EPS
 ----------------------------------------------

                         (unaudited)         (unaudited)
                           Q1 2009             Q1 2008
                      -----------------    ----------------
                       Amount     % of      Amount     % of    Y-O-Y %
                                Revenue              Revenue   CHANGE
                      --------  -------    --------  -------   -------
 Operating revenues   $ 17,556   100.0%    $  8,641   100.0%     103%
 Vessel operating
  expenses            $  3,479    19.8%    $  3,257    37.7%       7%
 Depreciation
  expense and
  amortization of
  deferred charges    $  4,561    26.0%    $  2,117    24.5%     115%
 Income from
  operations          $  7,280    41.5%    $  1,661    19.2%     338%
 Interest and
  finance costs       $  1,232     7.0%    $    916    10.6%      35%
 Net Income           $  6,197    35.3%    $    283     3.3%    2090%
 Basic and diluted
  earnings per share  $   0.29             $   0.01
 Adjusted EBITDA      $ 11,919    67.9%    $  3,734    43.2%     219%

 Basic weighted
  average number
  of shares         21,171,329           20,743,456              2.1%
 Diluted weighted
  average number
  of shares         21,171,329           21,012,924              0.8%

Operating revenues for the first quarter of 2009 were $17.6 million, an increase of 103% from $8.6 million in the comparable period of the prior year, largely due to the increase in the size of the Company's fleet.

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $3.5 million, or 19.8% of revenue, for the 2009 first quarter, as compared to $3.3 million, or 37.7% of revenue, for the comparable period of the prior year. For the first quarter of 2009, depreciation and amortization expense totaled $4.6 million, as compared to $2.1 million for the first quarter of 2008. The increase in operating and depreciation expenses was a result of an increase from six to nine vessels.

Net income for the first quarter of 2009 was $6.2 million, or $0.29 per diluted share based on 21.2 million diluted weighted average number of shares outstanding, as compared to net income of $283,000, or $0.01 per diluted share based on 21.0 million diluted shares outstanding, for the first quarter of 2008. Adjusted EBITDA for the quarter ended March 31, 2009 increased to $11.9 million from $3.7 in the prior year quarter. A table reconciling adjusted EBITDA to net income can be found in footnote(1) to this release.

Outlook for 2009

Mr. Varouxakis continued, "We have focused on securing attractive rates for our vessels currently operating in the spot market, and are benefiting from the favorable time charter agreements made by the Company last year and that were extended in the first quarter of 2009. We are also very pleased with the upward turn in the Baltic Dry Index, which we feel only begins to explain the potential rate of expansion for operators of Handysize vessels. According to available market data, the worldwide Handysize fleet has been shrinking since the third quarter of 2008. The Handysize segment in which FreeSeas operates is the only dry bulk segment where scrapping exceeded newbuildings, a trend we expect to continue due to the average older age of the segment's fleet. While we acknowledge that numerous challenges remain, we continue to see support in recent weeks towards more favorable rates and are encouraged by the improving strength in the charter market. As a result of this reasonable optimism, our solid results in the first quarter, and our existing charter agreements, we expect to achieve profitability throughout 2009."

Mr. Varouxakis concluded, "We also continue to feel that there are selective opportunities available for our Company to safely expand its fleet. The secondhand Handysize market is a niche that we do not feel has been explored by the other major listed shipping companies, and provides a potential avenue for the acquisition of immediately accretive assets. In addition, our management capacity is such that we could expand our fleet without significant incremental costs to our operations or corporate overhead. While our current and immediate focus is on repayment of debt, we are selectively pursuing potential opportunities that would be accretive to shareholders."

Balance Sheet and Debt Repayment Information

At March 31, 2009, FreeSeas' cash and cash equivalents was $3.2 million and stockholders' equity was $127.1, compared to $3.4 million and $120.9 million, respectively, at December 31, 2008. During the first quarter of 2009, FreeSeas also obtained covenant waiver agreements from each of its bank lenders and received a commitment to refinance the existing credit facility for the Free Maverick, which the Company feels provided it with a greater level of operational and financial flexibility. The following table outlines FreeSeas' annual debt repayment obligations for the remainder of 2009 through 2016:

 Year         Amount           2009 Obligations by Quarter
 ----        ---------         ---------------------------
             (in 000s)                           (in 000s)
 2009*       $  19,200         Q2*               $   6,000
 2010        $  16,400         Q3                $   9,100
 2011        $  16,400         Q4                $   4,100
 2012        $  35,100                           ---------
 2013        $  14,000                           $  19,200
 2014        $  14,000                           =========
 2015        $  24,475
 2016        $  13,275
             ---------
 Total       $ 152,850
             =========

 * Company has already paid $5.25 million in principal as of the date of this press release.

Most of the Company's credit facilities bear interest at a rate of LIBOR plus a margin, ranging from 2.0% to 3.0%.

 Fleet Employment Data
 ---------------------------------------------------------------------
 Vessel
  Name       Dwt      Type      Built    Employment as of April 2009
 ---------------------------------------------------------------------
                                       Spot time charter trip of 2-4
 Free                                   months at $4,000 per day
  Destiny    25,240  Handysize   1982   through June 2009
 ---------------------------------------------------------------------
                                       Balance of time charter at
 Free                                   $20,000 per day through
  Envoy      26,318  Handysize   1984   July/August 2009
 ---------------------------------------------------------------------
                                       Balance of time charter at
                                        $8,000 per day through
                                        September 2009 (+50% profit
                                        sharing above $10,000);
                                        increases to $10,500 per day
                                        on September 15, 2009 through
                                        January/February 2010 (+50%
 Free                                   profit sharing above $12,500
  Goddess    22,051  Handysize   1995   per day)
 ---------------------------------------------------------------------
                                       25 day spot time charter trip
                                        at $13,500 per day through May
 Free Hero   24,318  Handysize   1995   2009
 ---------------------------------------------------------------------
 Free                                  Spot time charter trip at $6,500
  Impala     24,111  Handysize   1997   per day through May 2009
 ---------------------------------------------------------------------
                                       Balance of time charter at
                                        $28,000 per day through March
 Free                                   2010 and $24,000 per day
  Jupiter    47,777  Handymax    2002   through March 2011
 ---------------------------------------------------------------------
                                       45-65 day spot time charter
 Free                                   trip at $7,000 per day through
  Knight     24,111  Handysize   1998   June 2009
 ---------------------------------------------------------------------
                                       Balance of time charter at
                                        $51,150 per day through May
 Free Lady   50,246  Handymax    2003   2010
 ---------------------------------------------------------------------
                                       60-70 day spot time charter
 Free                                   trip at $7,500 per day through
  Maverick   23,994  Handysize   1998   August 2009
 ---------------------------------------------------------------------
 TOTAL      268,166
 ---------------------------------------------------------------------

Conference Call

The dial-in numbers are:

  (866) 861-6730 (U.S.)
  (702) 696-4678 (INTERNATIONAL)

Slide Presentation and Webcast

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas' website at www.freeseas.gr. The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call. Once at the "Investor Relations" section, interested parties should click on "Conference Calls", or go directly to: http://investor.shareholder.com/media/eventdetail.cfm?mediaid=36693&c=FREE&mediakey=C78307CCF204FC3291AFCA74BAB21D67&e=0.

To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 90 days.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

 FREESEAS INC.

 PERFORMANCE INDICATORS
 (All amounts in tables in thousands of United States dollars, except for fleet data)

                                               Three Months Ended
                                             March 31,      March 31,
                                               2009           2008
                                             --------       --------
 EBITDA (1)                                  $ 11,919       $  3,734
 Fleet Data:
 Average number of vessels (2)                   9.00           5.11
 Ownership days (3)                               810            465
 Available days (4)                               810            465
 Operating days (5)                               809            386
 Fleet utilization (6)                           99.9%          83.0%
 Average Daily Results:
 Average TCE rate (7)                        $ 20,334       $ 20,964
 Vessel operating expenses (8)                  4,295          7,004
 Management fees (9)                              512          1,043
 General and administrative expenses (10)         880          1,474

 Total vessel operating expenses (11)        $  4,807       $  8,047

 (1) EBITDA reconciliation to net income:

 Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization and change in the fair value of derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness.
 The following is a reconciliation of adjusted EBITDA to net income:

                                               Three Months Ended
                                             March 31,      March 31,
                                               2009           2008
                                             --------       --------
 Net income                                  $  6,197       $    283
 Depreciation and amortization                  4,561          2,117
 Change in derivatives fair value                 (57)           702
 Interest and finance cost                      1,218            632
                                             --------       --------
 Adjusted EBITDA                             $ 11,919       $  3,734
                                             ========       ========

 (2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

 (3) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

 (4) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

 (5) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

 (6) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

 (7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period.
 Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

                                               Three Months Ended
                                             March 31,      March 31,
                                               2009           2008
                                             --------       --------
 Operating revenues                          $ 17,556       $  8,641
 Voyage expenses and commissions               (1,106)          (549)
 Net operating revenues                        16,450          8,092
 Operating days                                   809            386
                                             --------       --------
 Time charter equivalent daily rate          $ 20,334       $ 20,964
                                             ========       ========

 (8) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

                                               Three Months Ended
                                             March 31,      March 31,
                                               2009           2008
                                             --------       --------
 Vessel operating expenses                   $  3,479       $  3,257
 Ownership days                                   810            465
                                             --------       --------
 Daily vessel operating expense              $  4,295       $  7,004
                                             ========       ========

 (9) Daily management fees are calculated by dividing total
 management fees paid on ships owned by ownership days for the relevant time period.

 (10) Average daily general and administrative expenses are
 calculated by dividing general and administrative expenses by operating days for the relevant period.

 (11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees.
 Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

 FREESEAS INC.
 CONDENSED UNAUDITED STATEMENTS OF OPERATIONS
 (All amounts in tables in thousands of United States dollars, except for share data)

                                           For three months ended
                                        31-Mar-09          31-Mar-08
                                       (Unaudited)        (Unaudited)
                                       -----------        -----------
 OPERATING REVENUES                    $    17,556        $     8,641

 OPERATING EXPENSES:
 Vessel operating expenses                  (3,479)            (3,257)
 Voyage expenses                              (159)               (89)
 Depreciation expense                       (4,280)            (2,015)
 Amortization of deferred charges             (281)              (102)
 Management fees to a related party           (415)              (485)
 Commissions                                  (947)              (460)
 Stock-based compensation expense               (3)               (27)
 General and administrative expenses          (712)              (545)
                                       -----------        -----------
   Income from operations              $     7,280        $     1,661

 OTHER INCOME (EXPENSE):
 Interest and finance costs            $    (1,232)       $      (916)
 Change in derivatives fair value               57               (702)
 Interest income                                14                284
 Other                                          78                (44)
                                       -----------        -----------
 Other (expense)                       $    (1,083)       $    (1,378)
                                       -----------        -----------

                                       -----------        -----------
 Net income                            $     6,197        $       283
                                       ===========        ===========

 Basic earnings per share              $      0.29        $      0.01
 Diluted earnings per share            $      0.29        $      0.01
 Basic weighted average number of
  shares                                21,171,329         20,743,456
 Diluted weighted average number of
  shares                                21,171,329         21,012,924

 FREESEAS INC.
 CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
 (All amounts in tables in thousands of United States dollars, except for share data)

                                        March 31,           Dec. 31,
                                          2009               2008
                                       (Unaudited)
                                       -----------        -----------
 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents             $     3,189        $     3,378
 Trade receivables, net                      1,624                812
 Insurance claims                            9,525             17,807
 Due from related party                      1,703              1,634
 Inventories                                   607                579
 Back log assets                               227                907
 Restricted cash                             2,483              1,095
 Prepayments and other                         799                972
                                       -----------        -----------
       Total current assets            $    20,157        $    27,184

 Fixed assets, net                         271,125            275,405
 Deferred charges, net                       3,361              3,772
 Restricted cash                             1,500              1,500
                                       -----------        -----------
       Total non-current assets        $   275,986        $   280,677

                                       -----------        -----------
       Total Assets                    $   296,143        $   307,861
                                       ===========        ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Accounts payable                      $     9,813        $    10,916
 Accrued liabilities                         1,216             11,347
 Due from related party                          0                 12
 Unearned revenue                            1,956              1,320
 Derivatives financial instruments
  at fair value                                708                473
 Deferred revenue - current portion             77                  0
 Bank loans - current portion               23,300             26,700
                                       -----------        -----------
       Total current liabilities       $    37,070        $    50,768

 Derivatives financial instruments
  at fair value                              1,043              1,337
 Deferred revenue - non current
  portion                                    1,425              1,251
 Bank loans - net of current portion       129,550            133,650
                                       -----------        -----------
       Total long term liabilities     $   132,018        $   136,238

 Commitments and Contingencies
 SHAREHOLDERS' EQUITY:
 Common stock                                   21                 21
 Additional paid-in capital                110,325            110,322
 Retained earnings / (deficit)              16,709             10,512
       Total shareholders' equity      $   127,055        $   120,855
                                       -----------        -----------
       Total Liabilities and
        Shareholders' Equity           $   296,143        $   307,861
                                       ===========        ===========

CONTACT: FreeSeas Inc.
         Ion Varouxakis, Chief Executive Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         www.freeseas.gr
         89 Akti Miaouli Street
         185 38 Piraeus, Greece

         The Equity Group Inc.
         Investor Relations
         Adam Prior, Vice President
         212-836-9606
         aprior@equityny.com
         www.theequitygroup.com